Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2011

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Dr. Melvyn J. Bridges (Non-Executive Chairman)

Tommaso Bonvino

Dr. Malcolm R. Brandon

Dr. Mervyn Cass

Huw D. Jones

Company Secretary

Thomas G. Howitt

Registered and Head Office

60-66 Hanover Street

Fitzroy Vic. 3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

Email:	info@gtglabs.com

Share Registry		Bankers
Computershare Investor Services Pty. Ltd.		National Australia Bank Limited
Yarra Falls, 452 Johnston Street		Level 2, 151 Rathdowne Street
Abbotsford Vic. 3067		Carlton Vic. 3053
Australia		Australia

Telephone:	+ 61 3 9415 5000	Bank of America, N.A.
Facsimile:	+ 61 3 9473 2500	155 Town Centre Drive
Charlotte NC 28117
www.computershare.com		United States of America

Auditors		Stock Exchange information
PricewaterhouseCoopers		Australian Securities Exchange (code: GTG)
Chartered Accountants		2 The Esplanade
Freshwater Place		Perth W.A. 6000
2 Southbank Boulevard		Australia
Southbank Vic. 3006
Australia		NASDAQ Capital Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address		United States of America
www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES

FOR THE HALF-YEAR ENDED 31 DECEMBER 2011

(This information should be read in conjunction with the Company’s 30 June 2011 Annual Report)

1.               The reporting period covers the half-year ended 31 December 2011.

The previous corresponding period covers the half-year ended 31 December 2010.

2.               Results for announcement to the market

2.1         Total revenues from ordinary activities for the reporting period were $3,654,456, a decrease of approximately 74% over the figure for the previous corresponding period of $14,070,611.

2.2         The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $3,322,510, being a decrease of $7,558,046 over the figure for the previous corresponding period comprehensive income of $4,235,536.

2.3         The comprehensive loss attributable to Members for the reporting period was $3,322,510, being a decrease of $7,558,046 over the figure for the previous corresponding period comprehensive income of $4,235,536.

2.4         The Company does not propose to pay a dividend.

2.5         Not applicable.

2.6         The decrease in total revenues, and corresponding increase in net comprehensive loss after income tax expense, during the period under review was primarily due to a decrease in revenues generated from the granting of licenses by the Company to its non-coding technology.

3.               The net tangible assets per ordinary share as at 31 December 2011 was 2.78 cents, being an increase of approximately 121% over the figure for the previous corresponding period (30 June 2011) of 1.26 cents.

4.               During the half-year ended 31 December 2011, Genetic Technologies Limited neither gained, nor lost, control of any other entity.

5.               No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.               The Company has no dividend reinvestment plans in operation.

7.               During the half-year ended 31 December 2011, Genetic Technologies Limited held no interests in any associates or joint ventures.

8.               This Appendix 4D is based on financial statements which have been reviewed by the auditor, a copy of which is attached. The report from the auditor contains no mention of any dispute or qualification.

Signed on behalf of Genetic Technologies Limited

Dated this 27th day of February, 2012
DR. MELVYN J. BRIDGES
Non-Executive Chairman

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2011

GENETIC TECHNOLOGIES LIMITED	2011 Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2011.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below. All Directors were in office for the entire period, except as noted.

Dr. Melvyn J. Bridges (Non-Executive Chairman) (refer below)

Tommaso Bonvino

Dr. Malcolm R. Brandon

Dr. Mervyn Cass (refer below)

Huw D. Jones

Dr. Bridges was appointed as a Director and Non-Executive Chairman of the Company on 16 December 2011. Dr. Cass was appointed as a Director of the Company on 30 September 2011. Sidney C. Hack served as a Director and Non-Executive Chairman of the Company from 1 July 2011 until his resignation on 16 December 2011.

Review and results of operations

The consolidated entity continues to operate in the molecular diagnostics sector. The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2011 was $3,325,474 (2010: $4,223,648 income). Net cash flows used in operations during the half-year were $3,511,632, as compared to net cash from operations of $5,341,536 for the previous corresponding period. However, following the successful placement of 60 million ordinary shares at a price of $0.195 each in July 2011, the Company’s total cash and cash equivalents increased by $7,476,021 during the period such that the balance on hand as at 31 December 2011 was $12,580,688, representing an increase of 146% from the balance at 30 June 2011 of $5,104,667.

The first half of the 2012 financial year saw the Company deliver revenues from its domestic genetic testing operations for the half-year which were ahead of budget, despite a 19% fall in gross revenues from the previous corresponding period due to a fall in the number of tests sent by a major customer as a result of internal funding issues. As disclosed in the notes to the financial statements, the relative increase in the cost of sales associated with this testing is largely attributable to differences in the accounting treatment of the revenues and cost of sales associated with the Company’s BREVAGenTM breast cancer risk assessment test.

Revenues generated by the Company’s out-licensing program were reduced as compared to the previous corresponding period, with three Settlement and License Agreements having been executed during the half-year. This result is not unexpected as the Company’s third patent infringement suit enters the “discovery” process, typically with larger settlements being reached as the suit progresses through and beyond discovery. To that end, a number of settlement negotiations with various parties in both the US and Europe, some of which are the subject of the patent infringement suits filed by the Company in the US, are underway.

Various expenses associated with the launch of the BREVAGenTM test in the US market contributed to the increase in selling and marketing expenses during the period, while licensing commissions paid fell in line with the fall in licensing revenues generated as compared to the previous corresponding period.

BREVAGenTM

In June 2011, the Company launched BREVAGenTM in the US market. This is a novel predictive test for the tens of millions of women at risk of developing non-familial breast cancer. BREVAGenTM is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalized risk management plans. The test is being distributed in the US by the Company’s wholly-owned subsidiary, Phenogen Sciences Inc. (“Phenogen”), whose headquarters are located in Charlotte, North Carolina, while the tests are performed in the Company’s laboratory in Fitzroy, Victoria.

The objective of this first six month pilot phase of the launch process has been to gauge physician response to the sales and marketing messaging, trial and fine-tune the test logistics process and ensure streamlined and successful dealings with the insurers paying for the BREVAGenTM test. Initially, the Phenogen sales team was comprised of eight regional business managers. By the end of the first six months following the launch of the test, the team had entered seven discrete territories covering 20 selected metropolitan markets.

Up to 31 December 2011, the Phenogen sales team performed outreach to in excess of 2,325 physicians, representing substantial penetration into Phenogen’s initial tier one targets. As a first measurement of physician acceptance during this same timeframe, more than 1,320 BREVAGenTM test kits were placed in 246 targeted obstetric and gynaecology group practice accounts. This represents a 68 percent acceptance rate among targeted accounts. In the current territories, the sales team has so far made contact with approximately 60 percent of the targeted physicians that were included on the initial high priority target list.

During the half-year, the total number of BREVAGenTM tests sold was 125 which were ordered by a total of 53 physicians. Based on publicly available information, these results compared favourably with the estimated number of tests sold in the years of launch by comparable US molecular diagnostic companies Myriad Genetics and Genomic Health who sold an estimated 193 and 65 tests, respectively. Encouragingly, month-on-month sales figures continue to trend upwards, with a record week’s sales recorded in the last week of January 2012.

The Company has commenced processing re-imbursements relating to the sales of the BREVAGenTM tests and is now receiving payments from major health insurance groups in all initial launch states. Further, the average reimbursed amount received by Phenogen from the cases which have now been reported and closed, including amounts from the patient and some of the largest insurance companies in the US, significantly exceeds the forecast amount which had been included in the Company’s 2012 financial budget.

As part of a longer term strategy to ensure that BREVAGenTM is included in major US medical networks, the Company has also commenced a credentialing process with the top-10 preferred provider organisations (“PPOs”) in the US. At the date of this Report, four contracts with PPOs had been executed, with others in late stage negotiations. As the number of contracted PPOs continues to grow in the coming months, the Company anticipates that the rate of reimbursement by the respective insurance companies will accelerate.

In November 2011, inspectors from the Centers for Medicare and Medicaid Services (“CMS”) in the US visited the Company’s laboratory in Victoria, Australia to conduct the first survey of this facility under the US Clinical Laboratories Improvement Amendments (“CLIA”). The survey process was successfully completed prior to the end of December 2011 and on 16 February 2012 the Company was pleased to report that the resulting Certificate of Compliance had been received.

Following the granting of this Certificate, and the lodgement of procedural out of state licensure forms, the BREVAGenTM test will be available for sale in an additional six states, bringing the total to 49 of the 50 US states, including the key healthcare markets of California and Florida. At that time, the Phenogen pilot sales team will be expanded into some of the larger markets in these additional states. This represents the next phase of the launch process, which will ultimately aim to have all major geographic areas in the US serviced by a sales representative. It was important that, before this market expansion proceeded, confidence in the selling process, logistics and reimbursement was gained. It is anticipated that approval from the last remaining state (New York) will be achieved by the end of 2012 or in early 2013.

Phenogen continues to develop a supportive network of Key Opinion Leaders and a range of marketing initiatives are planned for the second half of the 2012 financial year to leverage this network, including centralised speaker forums, local physician dinners and regional public relations activities.

The positive market reaction to the BREVAGenTM test has reinforced the fact that clinical application is a key determinant of test adoption. In particular, feedback from obstetricians and gynaecologists has now concentrated sales efforts around the significance of a woman’s lifetime estrogen exposure to her breast cancer risk.

Over 75 percent of sporadic breast cancer is estrogen positive. Since the BREVAGenTM test contains both clinical and genetic factors that examine the effect of estrogen exposure, physicians can develop a long term patient “breast health” plan to maximise the chances of detecting this most common form of breast cancer. This is especially useful for women around menopausal age as they enter a period where breast cancer risk increases.

Currently, the BREVAGenTM test is clinically validated for use in Caucasian women of European descent 35 years old or over. Further validation studies are currently being planned to expand the test to include other ethnicities in first half of calendar 2012.

Australian market

In the medical division, brand awareness continues to increase with interest in the Company’s test portfolio through attendance at leading oncology conferences such as “M.O.G.A” and familial breast cancer at “Kconfab”. The Company’s oncology tests were successfully promoted at C.O.S.A., while Breast Surgeons were enthusiastic about the concept of the BREVAGen TM test at their annual conference “A.S.B.D.”. In preparation of the test’s launch in 2012, the Australian / New Zealand website (www.brevagen.com.au) was also launched to support future sales efforts.

In forensics, the NSW Police Force agreed to extend its current contract; while a new online animal forensics course (www.animalforensics.com.au) was launched targeting Local Government Councils and Veterinarians. The course ensures that forensic evidence can be successfully collected and be of sufficient standard for use in legal proceedings. Further, a substantial project was completed on time for the Western Australian Police Force.

Increased media coverage concerning dangerous / restricted dog breeds and our involvement with key government / animal welfare agencies resulted in higher levels of sales for the Company’s BITSA test (breed identification) and the possible use of the test in arbitration to solve claims of breed identification. New direct marketing campaigns timed for the spring puppy selling season have been successful in winning back old customers and increasing the sales for current ones. This effort was concentrated using online media and electronic communication to give customers immediate feedback on receipt of canine disease and trait tests.

The Animals division has also been expanding sales through a variety of Breed Clubs with a focus on working dogs. Several such Clubs have also requested the development of a breed-specific identification test; based on the success of the Company’s established BITSA test. Such tests will be used by Breed Clubs to determine the validity of a dog’s membership and to ensure a breed’s true lineage is maintained within the club.

In order to better address the Company’s investment relations obligations, a new corporate-specific website has been developed (www.gtgcorporate.com) which provides easy access to the Company’s corporate and financial information. In it, interested parties can view the latest Company presentations, obtain up to date share prices and find the Company’s most recent announcements.

Licensing

The Company’s intellectual property portfolio continues to strengthen, with 117 patents now granted and a further 90 (including divisional and provisional patents) pending.

Assertion programs

On 26 May 2011, the Company announced it had filed a further patent infringement law suit in the US, this time in the US District Court, Western District of Colorado, asserting infringement of its primary non-coding patent against Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., Merial LLC, GlaxoSmithKline PLC, Hologic Inc., Navigenics Inc., Neogen Corporation / GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation.

Subsequent to filing the suit in Colorado, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc. and Eurofins STA Laboratories Inc. Settlement discussions with certain other parties to the Colorado suit are progressing.

The Colorado suit is in addition to a multi-party suit filed in January 2011 in the US District Court for the Western District of Texas for infringement of the same technology. The Company is pleased to report that, subsequent to balance date, the counterparties to the Texas suit reached an agreement to settle the matter following which the case will be closed.

Colorado-based law firm Sheridan Ross P.C. is prosecuting all infringement suits and, due to arrangements previously put into place, these should not have a material adverse impact on Genetic Technologies’ finances.

Other licensing activities

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, aside from the US law suits, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe. During the half-year under review, the Company executed Settlement and License Agreements with Attomol GmbH of Lipten, Germany and AutoImmun Diagnostika GmbH of Strassberg, Germany.

Research and development projects

Over the course of the half-year, two of the Company’s later-stage research and development projects made further important strides towards commercialisation, with trials now being contemplated, some in collaboration with independent parties. Due diligence investigations in respect of the Company’s RareCellectTM project have been undertaken by several international parties during the period and it is anticipated that negotiations with these parties in relation to the commercialisation of the project will progress during the second half of the 2012 financial year.

Stakeholders associated with the ImmunAidTM project are now actively exploring fundraising / collaboration / partnership discussions with a variety of third parties with the goal of expediting the development and potential commercialisation of the ImmunAidTM technology, following the recent granting of a key patent in Europe.

Significant changes in the state of affairs

•                  On 27 July 2011, the Company issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the US and Australia. The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $805,463. All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval was not required. Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women’s cancer and management, and to accelerate the roll-out of the Company’s lead cancer risk test BREVAGenTM in the US.

•                  On 30 September 2011, a total of 1,000,000 options over ordinary shares in the Company were granted, at no cost, to a senior employee of the Company. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.20, will expire on 31 July 2016, unless exercised before that date.

•                  On 3 October 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

•                  On 24 October 2011, a total of 875,000 options which had previously been issued to former employees of the Company were cancelled.

•                  On 21 November 2011, the 2011 Annual General Meeting of shareholders of the Company was held. All four resolutions that were put before the shareholders at the Meeting were passed on a show of hands.

•                  On 16 December 2011, Mr. Sidney C. Hack resigned as a Director of the Company and as its Non-Executive Chairman.

•                  Also on 16 December 2011, Dr. Melvyn J. Bridges was appointed as a Director of the Company and as its Non-Executive Chairman.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

•                  On 6 February 2012, a total of 333,333 options which had previously been issued to a former employee of the Group were forfeited. As a result, these options were cancelled.

Apart from the above, there have been no events which have occurred after balance date.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 6 of this Report.

Signed in accordance with a resolution of the Directors.

DR. MELVYN J. BRIDGES
Non-Executive Chairman

Melbourne, 27 February 2012

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:

a)              no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)             no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	27 February 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com. au

Liability limited by a scheme approved under Professional Standards Legislation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Half-year ended 31 December 2011

		Consolidated
		Half-year ended	Half-year ended
		31 December 2011	31 December 2010
	Notes	$	$
Revenue from continuing operations
Genetic testing services		1,908,289	2,368,665
Less: cost of sales	2	(1,049,472)	(985,549)
Gross profit from continuing operations		858,817	1,383,116
Other revenue	3	1,746,167	11,701,946
Selling and marketing expenses		(1,969,694)	(1,274,263)
General and administrative expenses		(1,869,013)	(1,742,857)
Licensing, patent and legal costs		(545,399)	(3,031,512)
Laboratory and research and development costs		(1,993,867)	(2,511,447)
Finance costs		(24,790)	(49,397)
Operating profit / (loss) before income tax expense		(3,797,779)	4,475,586
Non-operating income and expenses	5	475,213	(147,059)
Profit / (loss) from continuing operations before income tax expense		(3,322,566)	4,328,527
Net profit / (loss) from discontinued operation	6	—	(13,811)
Profit / (loss) before income tax expense		(3,322,566)	4,314,716
Income tax expense		—	—
Profit / (loss) for the half-year		(3,322,566)	4,314,716
Other comprehensive income / (loss)
Exchange gains/(losses) on translation of controlled foreign operations		(3,071)	(80,836)
Exchange gains/(losses) on translation of non-controlled foreign operations		163	(10,232)
Other comprehensive income / (loss) for the half-year, net of tax		(2,908)	(91,068)
Comprehensive income / (loss) for the half-year		(3,325,474)	4,223,648

Profit / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,319,439)	4,316,372
Non-controlling interests		(3,127)	(1,656)
Total profit / (loss) for the half-year		(3,322,566)	4,314,716

Comprehensive income / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,322,510)	4,235,536
Non-controlling interests		(2,964)	(11,888)
Total comprehensive income / (loss) for the half-year		(3,325,474)	4,223,648

Earnings per share attributable to owners of the Company:
Basic profit / (loss) per share (cents per share)	7	(0.8)	1.1
Diluted profit / (loss) per share (cents per share)	7	(0.8)	1.1

CONSOLIDATED BALANCE SHEET

As at 31 December 2011

		Consolidated
		As at	As at
		31 December 2011	30 June 2011
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents	8	12,580,688	5,104,667
Trade and other receivables		566,772	674,369
Prepayments and other assets		599,166	473,659
Performance bond and deposits		4,341	2,649

Total current assets		13,750,967	6,255,344

Non-current assets
Property, plant and equipment		768,131	947,500
Intangible assets and goodwill		1,628,636	1,719,510
Total non-current assets		2,396,767	2,667,010
Total assets		16,147,734	8,922,354

LIABILITIES
Current liabilities
Trade and other payables		588,187	1,115,028
Interest-bearing liabilities		43,401	67,878
Deferred revenue		186,958	163,546
Provisions		681,090	679,177
Total current liabilities		1,499,636	2,025,629

Non-current liabilities
Provisions		103,933	82,730
Total non-current liabilities		103,933	82,730
Total liabilities		1,603,569	2,108,359
Net assets		14,544,165	6,813,995

EQUITY
Contributed equity		83,272,642	72,378,105
Reserves		1,855,950	1,697,914
Accumulated losses		(70,783,465)	(67,464,026)
Parent entity interest		14,345,127	6,611,993
Minority interests		199,038	202,002
Total equity		14,544,165	6,813,995

CONSOLIDATED STATEMENT OF CASH FLOWS

Half-year ended 31 December 2011

		Consolidated
		Half-year ended	Half-year ended
		31 December 2011	31 December 2010
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		3,805,451	14,239,224
Payments to suppliers and employees		(7,500,779)	(8,898,389)
Interest received		208,486	49,902
Borrowing costs		(24,790)	(49,201)
Net cash flows from / (used in) operating activities		(3,511,632)	5,341,536

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(22,508)	(48,988)
Proceeds from sale of assets		—	81,050
Net cash flows from / (used in) investing activities		(22,508)	32,062

Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		10,894,537	—
Repayment of finance lease principal		(24,477)	(119,991)
Net cash flows from / (used in) financing activities		10,870,060	(119,991)
Net increase / (decrease) in cash and cash equivalents		7,335,920	5,253,607
Cash and cash equivalents at the beginning of the period		5,104,667	3,306,311
Net foreign exchange difference		140,101	(132,511)
Cash and cash equivalents at the end of the period	8	12,580,688	8,427,407

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2011

					Non-
	Contributed		Accumulated	Parent	controlling	Total
	equity	Reserves	losses	interests	interests	equity
	$	$	$	$	$	$

At 1 July 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Profit / (loss) for the half-year	—	—	4,326,604	4,326,604	—	4,326,604
Other comprehensive loss	—	(80,836)	(10,232)	(91,068)	(11,888)	(102,956)
Total comprehensive income/(loss)	—	(80,836)	4,316,372	4,235,536	(11,888)	4,223,648
Transactions with owners in their capacity as owners
Share-based payments	—	90,751	—	90,751	—	90,751
Share of issued capital	—	—	—	—	37,771	37,771
	—	90,751	—	90,751	37,771	128,522
At 31 December 2010	72,378,105	1,539,057	(64,057,656)	9,859,506	210,360	10,069,866

At 1 July 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Profit / (loss) for the half-year	—	—	(3,319,602)	(3,319,602)	—	(3,319,602)
Other comprehensive income	—	(3,071)	163	(2,908)	(2,964)	(5,872)
Total comprehensive loss	—	(3,071)	(3,319,439)	(3,322,510)	(2,964)	(3,325,474)
Transactions with owners in their capacity as owners
Shares issued during the half-year	10,894,537	—	—	10,894,537	—	10,894,537
Share-based payments	—	161,107	—	161,107	—	161,107
	10,894,537	161,107	—	11,055,644	—	11,055,644
At 31 December 2011	83,272,642	1,855,950	(70,783,465)	14,345,127	199,038	14,544,165

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2011

1. BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2011 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2011 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as disclosed below. Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations.

During the half-year, the Company generated the first sales of its BREVAGenTM test. Whilst not material to the half-year result, in accordance with revenue recognition principals due to the limited numbers of tests sold, the income generated from these sales has been, and will continue to be, recorded on a cash basis until such time as sufficient numbers of tests have been sold for the Company to transition to full accruals based accounting. This is due to the BREVAGenTM sales not meeting the conditions necessary for a reliable estimate to be made per AASB 118 Revenue. Notwithstanding this, the cost of sales associated with these tests is, and will continue to be, accounted for on an accruals basis.

Impact of standards issued but not yet applied by the entity

AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project and AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective for annual periods beginning on or after 1 July 2010 / 1 January 2011)

In June 2010, the AASB made a number of amendments to Australian Accounting Standards as a result of the IASB’s annual improvements project. The Group will apply the amendments from 1 July 2012. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However, the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both.

There is also new guidance on participating and protective rights and on agent / principal relationships. While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group does not intend to adopt the new standard before its operative date, being the reporting period ending 30 June 2014.

AASB 2011-9 Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive Income (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period. The Group intends to adopt the new standard from 1 July 2012.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The Group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

	Consolidated
	Half-year ended	Half-year ended
	31 December 2011	31 December 2010
	$	$
2. COST OF SALES
Inventories used	433,402	453,798
Direct labour costs	443,870	390,966
Depreciation expense	120,656	163,410
Inventories written off / (back)	42,380	(22,625)
Other costs	9,164	—
Total cost of sales	1,049,472	985,549

3. OTHER REVENUE
License fees received	597,505	10,519,766
Royalties and annuities received	1,148,662	1,182,180
Total other revenue	1,746,167	11,701,946

	Consolidated
	Half-year ended	Half-year ended
	31 December 2011	31 December 2010
	$	$
4. OTHER EXPENSES
Amortisation of intangible assets	90,873	38,888
Depreciation of fixed assets	81,221	187,056
Employee benefits expenses	3,314,354	2,635,918
Net impairment of plant and equipment	—	353,221
Net impairment of other assets	14,644	(8,011)

5. NON-OPERATING INCOME AND EXPENSES
Interest received	328,386	50,064
Net profit / (loss) on disposal of plant and equipment	3,819	(88,047)
Net foreign exchange gains / (losses)	143,008	(109,076)
Total non-operating income and expenses	475,213	(147,059)

6. NET PROFIT / (LOSS) FROM DISCONTINUED OPERATION
Revenue from reproductive services	—	23,088
Less: cost of sales	—	(36,899)
Total net profit / (loss) from discontinued operation	—	(13,811)

During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008. As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on 1 June 2011.

7. PROFIT / (LOSS) PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share:

	2011	2010
	$	$
Profit / (loss) for the half-year attributable to the owners of Genetic Technologies Limited	(3,319,439)	4,316,372

Weighted average number of ordinary shares used in calculating loss per share	413,409,500	404,605,152

None of the 19,275,000 (2010: 14,350,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

	Consolidated
	As at	As at
	31 December 2011	30 June 2011
	$	$
8. CASH AND CASH EQUIVALENTS
Cash at bank and on hand	1,580,688	1,985,257
Short-term deposits	11,000,000	3,119,410
Total cash and cash equivalents	12,580,688	5,104,667

9. SEGMENT REPORTING

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment. The Group’s three operating segments can be described as follows:

Operations – involves the provision of a range of genetic testing services.

Licensing – involves the out-licensing of the Group’s “non-coding” technology.

Research – involves the undertaking of research and development projects in the field of genetics and related areas.

The Corporate disclosures include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Operations (continuing)	2011	1,908,289	—	1,908,289	(2,672,085)
	2010	2,368,665	—	2,368,665	(1,956,824)
Licensing	2011	—	1,746,167	1,746,167	1,200,768
	2010	—	11,701,946	11,701,946	8,670,435
Research	2011	—	—	—	(428,840)
	2010	—	—	—	(549,337)
Sub-total	2011	1,908,289	1,746,167	3,654,456	(1,900,157)
	2010	2,368,665	11,701,946	14,070,611	6,164,274
Corporate	2011	—	475,213	475,213	(1,422,409)
	2010	—	(147,059)	(147,059)	(1,849,558)
Totals	2011	1,908,289	2,221,380	4,129,669	(3,322,566)
	2010	2,368,665	11,554,887	13,923,552	4,314,716

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Operations (continuing)	2011	3,090,103	(978,445)	(224,986)	(13,044)	15,039
	2010	2,946,818	(1,035,198)	(311,123)	(353,510)	44,599
Licensing	2011	176,523	(126,646)	(14,113)	(1,600)	3,279
	2010	557,866	(189,704)	(14,142)	8,300	1,545
Research	2011	7,603	(48,240)	(42,049)	—	—
	2010	79,781	(42,517)	(47,700)	—	—
Sub-total	2011	3,274,229	(1,153,331)	(281,148)	(14,644)	18,318
	2010	3,584,465	(1,267,419)	(372,965)	(345,310)	46,144
Corporate	2011	12,873,505	(450,238)	(11,602)	—	4,190
	2010	5,337,889	(840,940)	(16,389)	—	2,844
Totals	2011	16,147,734	(1,603,569)	(292,750)	(14,644)	22,508
	2010	8,922,354	(2,108,359)	(389,354)	(345,210)	48,988

Note: In the above tables, all income statement figures relate to the periods ended 31 December 2011 and 2010, respectively whilst all balance sheet figures are as at 31 December 2011 and 30 June 2011, respectively.

Notes:            Other revenues and income - corporate includes interest received of $328,386 (2010: $50,064).

Profit / (loss) after tax - corporate includes employee benefits expenses of $1,029,536 (2010: $881,069).

Assets - corporate includes cash of $12,580,688 (2010: $5,104,667).

Liabilities - corporate includes trade and other payables of $230,432 (2010: $260,553) and provisions of $219,806 (2010: $166,348).

There were no intersegment sales.

Geographic information

Australia – is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA – is the home of Phenogen Sciences Inc. and GeneType Corporation.

China – is the home of Genetic Technologies (Beijing) Limited.

Canada – is the home of Gtech International Resources Limited.

Switzerland – is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Australia	2011	1,901,957	2,304,642	4,206,599	(1,903,017)
	2010	2,365,094	11,585,002	13,950,096	4,826,086

USA	2011	6,332	(83,265)	(76,933)	(1,384,694)
	2010	—	—	—	(374,519)

China	2011	—	1	1	(16,273)
	2010	3,571	(30,117)	(26,546)	(123,593)

Canada	2011	—	—	—	(12,932)
	2010	—	—	—	(6,850)

Switzerland	2011	—	2	2	(5,650)
	2010	—	2	2	(6,408)

Totals	2011	1,908,289	2,221,380	4,129,669	(3,322,566)
	2010	2,368,665	11,554,887	13,923,552	4,314,716

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Australia	2011	15,667,579	2,258,844	(282,045)	(14,644)	18,047
	2010	8,420,967	352,832	(378,180)	(315,360)	6,034

USA	2011	201,440	(3,405,557)	(10,705)	—	4,461
	2010	187,807	(2,005,722)	(2,808)	—	42,954

China	2011	145	(339,585)	—	—	—
	2010	271	(323,256)	(8,366)	(29,850)	—

Canada	2011	269,039	(1,453)	—	—	—
	2010	302,968	(21,775)	—	—	—

Switzerland	2011	9,531	(115,818)	—	—	—
	2010	10,341	(110,438)	—	—	—

Totals	2011	16,147,734	(1,603,569)	(292,750)	(14,644)	22,508
	2010	8,922,354	(2,108,359)	(389,354)	(345,210)	48,988

Note:         In the above tables, all income statement figures relate to the periods ended 31 December 2011 and 2010, respectively whilst all balance sheet figures are as at 31 December 2011 and 30 June 2011, respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	31 December 2011	30 June 2011
	$	$
Loan payable (USA) and loan receivable (Australia)	3,337,757	1,851,870
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	112,710	106,710
Accounts payable (China) and accounts receivable (Australia)	329,661	312,689

	Consolidated
	Half-year ended	Half-year ended
	31 December 2011	31 December 2010
	$	$
Foreign exchange gain (USA) and foreign exchange loss (Australia)	83,285	—
Cost of sales (USA) and sales (Australia)	4,039	—
Cost of sales (China) and sales (Australia)	—	379
Management fees paid (China) and management fees received (Australia)	—	19

Segment products and locations

The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009. As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services. During the half-year ended 31 December 2011, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. During the half-year ended 31 December 2010, there were two such customers.

10. DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2011 and no dividends were proposed.

11. CONTINGENT ASSETS AND LIABILITIES

The Group had no contingent assets or liabilities as at 31 December 2011.

12. EVENTS AFTER THE BALANCE SHEET DATE

On 6 February 2012, a total of 333,333 options which had previously been issued to a former employee of the Group were forfeited. As a result, these options were cancelled.

Apart from the above, there have been no other events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)          the financial statements and notes, as set out on pages 7 to 16 are in accordance with the Corporations Act 2001, including:

(i)             complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DR. MELVYN J. BRIDGES
Non-Executive Chairman

Melbourne, 27 February 2012

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited, which comprises the balance sheet as at 31 December 2011, and the statement of comprehensive income, balance sheet, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises both Genetic Technologies Limited and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

(a)                                  giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)                                 complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	27 February 2012